June 27, 2008
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comments dated May 30, 2008
          We are responding to comments received from the Staff of the SEC by letter dated May 30, 2008 regarding our annual report on Form 10-K for the year ended December 31, 2007 and our definitive proxy statement filed April 9, 2008. For your convenience, our responses are prefaced by the Staff’s comments in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible.
Form 10-K for Fiscal Year Ended December 31, 2007
Business, page 3
Rig Fleet, page 4
1.	We note that your jack up rig, Pride Utah, is currently “cold stacked,” and your decision to do so was made in September 2007. We also note the following:
•	This particular rig only has an 80 foot water-depth rating, which falls well below your next water-depth rating for your rigs of 200 feet;

•	There have been revisions to the operating rules in the Gulf of Mexico that reduce the effective working depth of rigs by requiring greater clearance between the platform and the water surface;

•	Market conditions in the Gulf of Mexico are relatively soft; and,

•	That you have decided that Pride Utah will not operate during 2008.
In view of the factors identified above, tell us whether you have performed impairment testing for this rig as of or since the end of September 2007, and, if not, why you concluded impairment testing was not necessary. If you did test for impairment, please tell us the significant assumptions and results of your impairment testing. As part of your response, explain how the revenue assumptions underlying your impairment testing took into consideration the various factors identified above. Also, tell us the carrying value of Pride Utah as of December 31, 2007.

     Company Response:
We utilize the guidance in paragraph eight of SFAS No. 144 to identify triggering events that would require an assessment of recoverability, and we perform recoverability tests whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We do not believe that our decision to cold stack the Pride Utah through 2008 affects our ability to recover the carrying value of the rig. We considered each of the conditions noted by the Staff above in our impairment evaluation of the Pride Utah individually and as part of a broader group of assets, and concluded that there was no triggering event under SFAS No. 144; the basis for our conclusion is as follows:
•	Water depth rating — The water depth rating of the Pride Utah does not exclude it from competing for contracts against rigs with greater water-depth ratings. The rig was in good physical condition, had been under contract and was cash flow positive along with the balance of our fleet operating in the U.S. Gulf. We concluded that its water depth rating is not triggering event for impairment under SFAS No. 144 paragraph 8.

•	Revision in U.S. Gulf operating rules — With respect to the current MMS operating rules, these rules are only in force in the U.S. Gulf of Mexico and impact the effective working depth only during the months of June through November. The MMS rules reduced the water depth in which the Pride Utah could operate by less than ten feet, which is not significant. The Pride Utah operated under the MMS rules in 2006 and 2007. As such, these rules do not affect our ability to recover the value of this rig.

•	Market Conditions in the U.S. Gulf — During 2007, we made the strategic determination that we would cold stack the Pride Utah in September 2007 in order to help balance short-term rig supply and demand and dayrates in the Gulf of Mexico market. We concluded that this relative softness was temporary in nature and not an indication of adverse market conditions. In our MD&A disclosures during 2008, we have noted that U.S. Gulf dayrates have stabilized, that market conditions have improved and that the recent increases in natural gas prices have resulted in higher rig fleet utilization.

•	Decision to not operate the Pride Utah in 2008 — Over the long-term, we anticipate that the combination of high commodity prices and high level of drilling demand outside the U.S. will result in the relocation of rigs out of the Gulf of Mexico to international markets, thereby improving the prospects for our Gulf of Mexico jackup fleet and the Pride Utah in particular. As such, we concluded that the long-term outlook for the rig is positive and our short-term operating decision did not affect the recoverability of the rig.
For the reasons set forth above, we determined that no triggering event occurred and we did not impair this rig as of or since the end of September 2007. As of December 31, 2007, the carrying value of the rig was $21.7 million. While we have not actively marketed the rig, based on market indications, we believe that we could sell the rig at a price in excess of our carrying value.
Financial Statements and Supplementary Data, page 49
Note 2 — Discontinued Operations, page 59
2.	We note that you indemnified the purchaser of your Latin American Land and E&P Services segments for certain obligations that may arise or be incurred in the future by the purchaser with respect to the businesses disposed. You further state that it is probable that some of the liabilities will be settled with the purchaser in cash and, accordingly, you have included an $88.3 million liability within your estimated gain on disposal, based on your fair value estimates for the indemnities.
     Please provide us with:
•	A detailed discussion of the facts and circumstances of the matters for which you provided indemnification;

•	A detailed discussion of what consideration you gave to and how you applied the guidance of SFAS 5 with respect to the underlying matters for periods prior to the indemnification;

•	The estimated maximum amount of possible exposure; and,

•	A description of how you intend to report changes in the accrual in future periods.
     Company Response:
The $88.3 million liability is attributable to our indemnification of the buyer of our Latin America Land and E&P Services business for (1) all pre-closing tax matters and (2) the other matter discussed on Annex A hereto, which is being supplementally furnished with the hard copy of this letter pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934. We hereby request that such copy be returned to us upon completion of your review and that, pending its return, it not be disclosed in response to any inquiry under the Freedom of Information Act.
We agreed to indemnify the buyer for all taxes attributable to the business’s activities prior to the closing of the transaction on August 31, 2007. There is no expiration date for the tax indemnity, and it will be several years before all pre-closing periods are finalized within the various Latin American jurisdictions involved in the business. Our maximum known exposure is as set forth on Annex A. Our FIN 45 liability set forth on Annex A incorporates all tax exposures previously identified under FIN 48 and SFAS No. 109 for income taxes and SFAS No. 5 for other taxes and is materially similar to our recorded liabilities prior to the sale of the business.

We also agreed to indemnify the buyer for the matter discussed on Annex A. We expect a final settlement of the matter in the third quarter of 2008 and will adjust the “Gain on disposal of assets, net of tax” reported in income from discontinued operations as necessary.
As new events occur and additional information becomes available, we will evaluate each separately identified matter above and, if the SFAS No. 5 estimate exceeds the FIN 45 amount booked, we will adjust the liability to the SFAS No. 5 estimate. As such, initial exposures recognized will, in subsequent periods, be recorded at the greater of the initial FIN 45 liability or the amount measured under SFAS No. 5. In addition, FIN 45 and any related SFAS No. 5 accruals will be released only upon expiration of the underlying tax statute or guarantee or at the time of settlement of the other indemnification matter with the buyer.
Note 3 — Acquisitions, page 61
3.	We note your discussion of deferred contract liabilities recorded in connection with various acquisitions. Please tell us the remaining balance of these liabilities as of December 31, 2007 and where these balances are reflected in your balance sheet. Additionally, tell us how you have considered disclosing these balances in your balance sheet or the notes to your financial statements.
     Company Response:
At December 31, 2007, we had current deferred contract liabilities of $59.0 million recorded in “Accrued expenses and other current liabilities” in our balance sheet and non-current deferred contract liabilities of $104.4 million recorded in “Other long-term liabilities” in our balance sheet. These liabilities are currently being amortized over the remaining life of each applicable contract. Due to their similar attribute as a short-term non-cash deferred revenue, we aggregated the current deferred contract liabilities with deferred mobilization revenues in our supplemental disclosure of “Accrued expenses and other current liabilities” in Note 15 to our financial statements. We separately reported the amortization of the deferred contract liabilities into revenue of $57.3 million for 2007 as adjustment to reconcile net income to cash flow from operations in our consolidated statement of cash flows.
Note 13 — Commitments and Contingencies, page 75
4.	We note your disclosure of the FCPA investigation appears to be relatively unchanged from that which you disclosed in the prior year. Please provide us with:
•	A description of all material developments or changes in the status of these matters between December 31, 2006 and February 29, 2008; and,

•	An explanation of how any of those developments or changes are reflected in your current disclosure.

     Company Response:
The following are material developments or changes in the status of the FCPA investigation between December 31, 2006 and February 29, 2008, each of which are reflected in the disclosure in our annual report on Form 10-K for the year ended December 31, 2007:
•	We have discovered evidence that suggests the referenced payments in Mexico may also have occurred in 2002 and may have also been made in connection with the acceptance of a jackup rig under a drilling contract.

•	We were asked by the U.S. Department of Justice to provide information with respect to our relationships with a freight and customs agent and our importation of rigs into Nigeria.

•	The investigation regarding activities outside of Venezuela and Mexico has uncovered evidence suggesting that: (1) payments may have been made in the following additional countries: India, Brazil, Nigeria, Libya, Angola, the Republic of the Congo and possibly Malaysia; (2) payments may have been made during the period from 2001 to 2005; (3) payments may have been made in connection with resolving issues with immigration, tax, licensing and merchant marine authorities; and (4) the potential aggregate amount of payments may have been approximately $2 million.

•	Additional personnel have been terminated, placed on leave or resigned in connection with the investigation.
These updates to our disclosure regarding the investigation were provided in our annual report on Form 10-K for the period ended December 31, 2007 in Item 1A. “Risk Factors-We are conducting an investigation into allegations of improper payments to foreign government officials, as well as corresponding accounting entries and internal control issues. The outcome and impact of this investigation are unknown at this time.” (pages 13-15); Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FCPA Investigation” (pages 26-28); and “Commitments and Contingencies—FCPA Investigation” in Note 13 of our Notes to Consolidated Financial Statements (pages 75-76).
Under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FCPA Investigation” in Item 2 of Part I of our quarterly report on Form 10-Q for the quarter ended March 31, 2008, we further updated our disclosure discussed in clauses (2) and (4) of the third bullet point above to state that such payments may have been made during the period from 2001 to 2006 and that the potential aggregate amount of payments may have been approximately $2.5 million.

For the convenience of the staff, we have provided as Exhibit A hereto a redline of the MD&A disclosure showing changes from the disclosure contained in our 2006 annual report on Form 10-K compared with the disclosure contained in our 2008 first quarter quarterly report on Form 10-Q.
Note 14 — Segment and Geographic Information, page 77
5.	We note the disclosure indicating that, following your disposition of the Latin America Land and E&P Services segments in August 2007, your operations consist of one reportable segment, Offshore Drilling Services. However, your disclosure is not clear as to whether your operations consist of more than one operating segment. In this regard, we note in your current disclosure that you gather and present information for your reportable segment by asset class. To help us understand your segment reporting, please tell us your operating segment(s) and explain how the identification of your operating segment(s) complies with the guidance of SFAS 131, pars. 10 through 15. To the extent you have more than one operating segment, explain why you believe your current reporting complies with SFAS 131. In this regard, explain why you believe aggregation of your operating segments into a single reportable segment is appropriate. As part of your response, provide a reasonably detailed explanation of how you have considered the aggregation criteria of SFAS 131, par. 17. Additionally please tell us what consideration you gave to the disclosure requirements of paragraph 26(a) of SFAS 131.
     Company Response:
Subsequent to the disposition of our Latin America Land and E&P Services segments in August 2007, we have three operating segments: Offshore Drilling Services, Eastern Hemisphere Land Drilling and Contract Labor Services. Our Offshore Drilling Services operating segment is over 93% of our earnings from continuing operations and therefore our only quantitatively significant operating segment in accordance with the threshold provided in paragraph 18 of SFAS No. 131. Our other two operating segments do not have any qualitative characteristics that would necessitate disclosure as separate reportable segments.
We determined that our Chief Executive Officer is our chief operating decision maker (CODM). Our CEO is responsible for evaluating business opportunities based on the global market demand for drilling services and makes decisions where to allocate the offshore drilling fleet, including between markets, customers and geographic regions, and with respect to major capital expenditures for rig upgrades and life enhancements. These decisions are significantly influenced by our long-term strategic plan to focus on the offshore business. Strategic long-term decisions regarding allocation of resources to our existing and new assets for our Offshore Drilling Services are based upon our expectations for global demand for contract drilling services, including our expectations for exploration and production activities of customers and projections of the size of the global drilling rig fleet. We concluded that we operate as a “matrix organization” with certain functions managed on a centralized global basis by senior officers who maintain regular contact with the CODM and are directly accountable to the CODM in several areas, including marketing (including contracting of rigs), finance (tax, accounting and treasury), legal and asset management and engineering, while operations are managed for regulatory compliance and local operation conditions on a geographic basis. In such instances, paragraph 15 of SFAS No. 131 prescribes that operating segments should be based upon the products and services provided rather than the geographic organization.
The CODM evaluates the operating performance of our fleet in connection with strategic decisions based on maximizing the long-term returns of the entire rig fleet rather than an individual geographic market or rig. In contrast to our Offshore Drilling Services, our CODM separately evaluates performance of our Eastern Hemisphere Land Rig and Labor Contract operations, which have none of the risks or rewards of standard drilling services contracts, and allocates resources based on specific performance of those operations, which led us to conclude that these businesses are distinct operating segments under paragraphs 10-15 of SFAS No. 131.
In our consideration of the operating segment criteria under paragraphs 10-15 of SFAS No. 131 for our Offshore Drilling Services business, we determined that the global nature of the Offshore Drilling Services business environment fundamentally determines our operational and reporting structure. Our ability to maximize revenues from the drilling services of our rigs in all locations is based on the mobility of our rigs which makes our market global, the interchangeability of our rig crews, and our standardized policies applied regardless of rig class or location. Our customers also use standard operating procedures regardless of location and choose our services based on our drilling service expertise and safety record. Thus, the nature of our services does not vary from location to location or by rig type, and we concluded that our Offshore Drilling Services comprises one operating segment. Based on our conclusion that Offshore Drilling Services is a singular global service, we did not consider the aggregation criteria of paragraph 17 of SFAS No. 131 to be applicable to the offshore operating segment. We also concluded that we could not aggregate our quantitatively insignificant Eastern Hemisphere Land Drilling and Labor Contract operating segments with the Offshore Drilling Services segment. We included both operating segments in “Other” in accordance with paragraph 21 of SFAS No. 131.
We believe we have satisfied the requirement in paragraph 26(a) of SFAS No. 131 to identify our reportable segments by stating that we provide a single reportable service subsequent to the disposition of the Latin America Land and E&P Services segments. In addition, we disclosed that the “Other” services included our land rigs and other operations, which we deem to be different services from offshore drilling services.
Schedule 14A filed April 9, 2008
Annual Cash Incentive Compensation, page 13
6.	We note that you believe that disclosure of your target for operating efficiency would result in competitive harm such that the information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please provide us, on a supplemental basis, a detailed explanation supporting your conclusion.

     Company Response:
The Compensation Committee determined that, for 2007, our executives should be directly incentivized to seek to minimize unplanned shipyard time and other downtime and its concomitant loss of revenue, which is referred to as the operating efficiency target. It is expressed in terms of the total number of days our rigs were contracted to work, not including planned downtime, planned shipyard projects, and special periodic surveys, divided by 365, versus the total number of days those rigs actually worked, divided by 365. We expected the achievement of this target to require significant effort due to the expected significant delays that would result from limited shipyard availability, equipment shortages and labor constraints in connection with these projects.
We initially note that this metric represented only 10% of the bonus awards and, accordingly, believe that this information lacks materiality to investors.
We further note that this measure is operational in nature, and we believe that its disclosure would reveal competitively sensitive information and result in competitive harm to our company from the potential use by both competitors and customers.
In reviewing the target for this metric, competitors could mischaracterize the target for this metric to customers as the number of days that we expect our rigs to be subject to unscheduled downtime or the number of days of unscheduled downtime that we find acceptable. Competitors could also potentially use this information in an adverse way to convince customers that we do not operate our rigs as efficiently as they do. This claim would be particularly easy for our peers to make, as competitors do not generally publicly disclose operating efficiency targets or even results, and we would not have similar information to use in response. Competitors may also use this information to claim that we are an unreliable service provider if we fail to meet the target. Furthermore, customers could potentially use this information as a basis to negotiate lower dayrates in their drilling contracts or for more protection for unscheduled downtime. Both the company-wide result achieved, as well as the target, for the metric would provide customers information not otherwise available that could be used for this purpose.
We believe that the competitive harm to our company caused by disclosure of the operating efficiency target would outweigh any benefit to shareholders and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.
___________________
          Pride hereby acknowledges that:
•	Pride is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pride may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact Brian Voegele or Greg Looser of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions or comments.

EXHIBIT A
FCPA Investigation
     During the course of an internal audit and investigation relating to certain of our Latin American operations, our management and internal audit department received allegations of improper payments to foreign government officials. In February 2006,~~shortly after and as a result of certain statements that were made by an employee during the investigation,~~ the Audit Committee of our Board of Directors assumed direct responsibility over the investigation and retained independent outside counsel to investigate the allegations, as well as corresponding accounting entries and internal control issues, and to advise the Audit Committee.
     The investigation, which is continuing, has found evidence suggesting that payments, which may violate the U.S. Foreign Corrupt Practices Act, were made to government officials in ~~Latin America~~Venezuela and Mexico aggregating less than $1 million. The evidence to date regarding these payments suggests that payments were made beginning in early 2003 through 2005 (a) to vendors with the intent that they would be transferred to government officials for the purpose of extending drilling contracts for two jackup rigs and one semisubmersible rig operating offshore Venezuela; and (b) to one or more government officials, or to vendors with the intent that they would be transferred to government officials, for the purpose of collecting payment for work completed in connection with offshore drilling contracts in Venezuela. In addition, the evidence suggests that other payments were made beginning in ~~2003~~2002 through early 2006 (a) to one or more government officials in Mexico in connection with the clearing of a jackup rig and equipment through customs ~~or~~, the movement of personnel through immigration or the acceptance of a jackup rig under a drilling contract; and (b) with respect to the potentially improper entertainment of government officials in Mexico.
     The Audit Committee, through independent outside counsel, has undertaken a review of our compliance with the FCPA in certain of our other international operations. In addition, the U.S. Department of Justice has asked us to provide information with respect to (a) our relationships with a freight and customs agent and (b) our importation of rigs into Nigeria. The Audit Committee is reviewing the issues raised by the request, and we are cooperating with the DOJ in connection with its request.
     This review has found evidence suggesting that ~~in 2004 and 2005~~during the period from 2001 through 2006 payments ~~may have been~~were made directly or indirectly to government officials in Saudi Arabia ~~and~~, Kazakhstan, ~~aggregating less than $175,000,~~Brazil, Nigeria, Libya, Angola, and the Republic of the Congo in connection with clearing rigs or equipment through customs or resolving outstanding ~~customs issues in those countries.~~issues with customs, immigration, tax, licensing or merchant marine authorities in those countries. In addition, this review has found evidence suggesting that in 2003 payments were made to one or more third parties with the intent that they would be transferred to a government official in India for the purpose of resolving a customs dispute related to the importation of one of our jackup rigs. The evidence suggests that the aggregate amount of payments referred to in this paragraph is less than $2.5 million. We are also reviewing certain agent payments related to Malaysia.

1

     The investigation of the matters ~~related to Saudi Arabia and Kazakhstan~~described in the prior paragraph and the Audit Committee’s compliance review are ongoing. Accordingly, there can be no assurances that evidence of additional potential FCPA violations may not be uncovered in ~~Saudi Arabia, Kazakhstan~~those or other countries.
     Our management and the Audit Committee of our Board of Directors believe it likely that members of our senior operations management either were aware, or should have been aware, that improper payments to foreign government officials were made or proposed to be made. Our former Chief Operating Officer resigned as Chief Operating Officer effective on May 31, 2006 and has elected to retire from the company, although he will remain an employee, but not an officer, during the pendency of the investigation to assist us with the investigation and to be available for consultation and to answer questions relating to our business. His retirement benefits will be subject to the determination by our Audit Committee or our Board of Directors that it does not have cause (as defined in his retirement agreement with us) to terminate his employment. ~~On December 1, 2006, our Vice President — Western Hemisphere Operations resigned. On December 2, 2006, our former Country Manager in Venezuela and Mexico was terminated. We have~~Other personnel, including officers, have been terminated or placed ~~another member of our senior operations management~~ on administrative leave ~~pending the outcome of the investigation~~or have resigned in connection with the investigation. We have taken and will continue to take disciplinary actions where appropriate and various other corrective action to reinforce our commitment to conducting our business ethically and legally and to instill in our employees our expectation that they uphold the highest levels of honesty, integrity, ethical standards and compliance with the law.
     We voluntarily disclosed information relating to the initial allegations and other information found in the investigation and compliance review to the ~~U.S. Department of Justice~~DOJ and the Securities and Exchange Commission and are cooperating with these authorities as the investigation and compliance reviews continue and as they review the matter. If violations of the FCPA occurred, we could be subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000 and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions for these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA.
     We could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets. Our customers in those jurisdictions could seek to impose penalties or take other actions adverse to our interests. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees and to access the capital markets. No

2

amounts have been accrued related to any potential fines, sanctions or other penalties, which could be material individually or in the aggregate.
     ~~We have taken and will continue to take disciplinary actions where appropriate and various other corrective action to reinforce our commitment to conducting our business ethically and legally and to instill in our employees our expectation that they uphold the highest levels of honesty, integrity, ethical standards and compliance with the law. These actions continue a process we had previously commenced. Since late 2003, we have created and filled a legal and ethical compliance function under the supervision of our Senior Vice President, General Counsel and Secretary. We have established an antibribery compliance committee and enhanced our antibribery compliance procedures. We also have developed in-person and online training programs to provide annual instruction on our Code of Business Conduct and Ethical Practices, the FCPA, antitrust law and other key policies as part of our commitment to educate our international workforce.~~
     ~~In 2006, we also (1) continued to enhance our training of management, including our operations managers, to emphasize further the importance of setting the proper tone within their organization to instill an attitude of integrity and control awareness and the use of a thorough and proper analysis of proposed transactions; (2) determined that our bonus-eligible employees complete in-person and online training on the FCPA and our Code of Business Conduct and Ethical Practices as a prerequisite to receiving their bonuses for 2006; (3) required our management, including our operations managers, to reconfirm that they are not aware of any violations of law and confirm with greater specificity that they are not aware of any improper payments to foreign government officials made by us or on our behalf or any other violation of our Code of Business Conduct and Ethical Practices and to recertify their commitment to the Code; (4) established an executive compliance committee, consisting of our executive officers and other management-level employees who are responsible for supervising our antibribery compliance committee, our internal controls steering committee and our compliance efforts in general; and (5) established a separate position of, and appointed, a chief compliance officer.~~
     We cannot currently predict what, if any, actions may be taken by the DOJ, the SEC, ~~the~~any other applicable government or other authorities or our customers or the effect the actions may have on our results of operations, financial condition or cash flows, on our consolidated financial statements or on our business in the countries at issue and other jurisdictions.
     ~~For the years ended December 31, 2006, 2005 and 2004, our operations in Venezuela provided revenues of approximately $156.9 million, $172.6 million, and $167.1 million, or approximately 6.3%, 8.5% and 9.8% of our total consolidated revenues, respectively. Our Venezuela operations provided earnings (loss) from operations of approximately $6.9 million, $16.8 million, and $(6.7) million or approximately 1.3%, 5.2% and (2.7)% of our total consolidated earnings from operations for 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, we had accounts receivable from Petróleos de Venezuela, S.A. totaling $27.6 million and $33.4 million, respectively.~~

3